SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated August 12, 2002

ILOG S.A.

9 Rue De Verdun BP 85
94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [   ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ILOG S.A. (the “Company”) announced results for its fourth quarter and fiscal year, ended June 30, 2002, in a press release dated July 31, 2002. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.

ILOG S.A.

FORM 6-K

EXHIBIT INDEX

Exhibit 99.1 Press release, dated July 31, 2002, announcing results of ILOG S.A. for its fourth quarter and fiscal year ended June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By:	/s/ Roger D. Friedberger

Roger D. Friedberger Chief Financial Officer

Date: August 12, 2002

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